UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

GEOVAX LABS, INC.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
373678101
(CUSIP Number)
Harriet L. Robinson
c/o GeoVax Labs, Inc.
1256 Briarcliff Road NE
Atlanta, GA 30306
(404) 727-0971
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 8, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	373678101

1	NAMES OF REPORTING PERSONS HARRIET L. ROBINSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		65,600,921*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		Not applicable

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		65,600,921*

WITH	10	SHARED DISPOSITIVE POWER

Not applicable

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

65,600,921*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* This number includes 56,705,291 shares of common stock and immediately exercisable options to purchase 8,895,630 shares of common stock.

Item 1.	Security and Issuer
Common stock, $0.001 par value, of GeoVax Labs, Inc. (the “Issuer”), a Delaware corporation. The Issuer’s address is 1256 Briarcliff Road N.E., Emtech Bio Suite 500, Atlanta, Georgia 30306.

Item 2.	Identity and Background
(a) This statement is filed by Harriet L. Robinson (the “Reporting Person”).
(b) The Reporting Person’s business address is 1256 Briarcliff Road N.E., Emtech Bio Suite 500, Atlanta, Georgia 30306.
(c) The Reporting Person is the Issuer’s Senior Vice President, Research and Development. She is also a member of the Board of Directors.
(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding.
(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) The Reporting Person is a citizen of the United States and a resident of the State of Georgia.

Item 3.	Source and Amount of Funds or Other Consideration
A total of 60,426,235 shares of common stock and an immediately exercisable option to purchase a total of 8,895,630 shares of common stock were issued to the Reporting Person in connection with a merger that took place on September 28, 2006 by and among Dauphin Technology, Inc., GeoVax, Inc. and GeoVax Acquisition Corp. Upon completion of the merger, Dauphin Technology, Inc., an Illinois corporation (which changed its name to GeoVax Labs, Inc.) issued shares of its common stock, $0.001 par value, to the shareholders of GeoVax, Inc. in exchange for their issued and outstanding shares of GeoVax, Inc. common stock. Prior to the merger, the Reporting Person was a holder of 2,037,840 shares of GeoVax, Inc. common stock and an immediately exercisable option for the purchase of 300,000 shares of common stock. The shares of common stock of GeoVax, Inc. were originally purchased as follows: 1,995,840 shares of GeoVax, Inc. common stock were issued to the Reporting Person in exchange for cash in the amount of $199.58 and 42,000 shares of common stock were issued to the Reporting Person in exchange for cash in the amount of $50,400. The cash paid for the common stock was from the Reporting Person’s personal funds.
In 2008 the Board of Directors of GeoVax Labs, Inc., an Illinois corporation determined that it should reincorporate in Delaware. The reincorporation to Delaware was consummated on June 18, 2008. The Reporting Person’s shares and options were thereupon converted into shares and options to purchase shares of GeoVax Labs, Inc., a Delaware corporation, on a one-for-one basis.

Item 4.	Purpose of Transaction
The purpose of the September 2006 transaction was to effectuate the merger between Dauphin Technology, Inc. and GeoVax, Inc. The acquisition of the shares in 2006 was done solely in conjunction with the merger. Except as set forth below, as of the date of this report, the Reporting Person does not have any plan or proposal:

(i) to acquire additional securities of the Issuer or to dispose of securities of the Issuer, although she may do either of these in the future, except that the Reporting Person may enter into a Rule 10b5-1 plan for the sale over a period of time;
(ii) that would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(iii) that would result in the sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(iv) to change the composition of the Issuer’s board of directors or management, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(v) that would result in any material change in the present capitalization or dividend policy of the Issuer;
(vi) that would result in any other material change in the Issuer’s business or corporate structure;
(vii) that would result in any change in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(viii) that would cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(ix) that would cause a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(x) that would result in any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer
The Reporting Person now beneficially owns a total of 65,600,921 shares, or approximately 8.6%, of the Issuer’s common stock. This number consists of 56,705,291 shares of common stock and fully vested options to purchase an additional 8,895,630 shares of the Issuer’s common stock. The number of shares shown as beneficially owned by the Reporting Person are calculated pursuant to Rule 13d-3(d)(1) of the Securities Exchange Act of 1934. Under Rule 13d-3(d)(1), shares not outstanding that are subject to options, warrants, rights or conversion privileges exercisable within 60 days are deemed outstanding for the purpose of calculating the number and percentage owned by the Reporting Person. The Reporting Person has the sole power to vote and to dispose of the shares she beneficially owns. The Reporting Person did not effect any transactions in the Issuer’s common stock during the past 60 days. No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Reporting Person’s common stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The Reporting Person has granted a proxy to management authorizing a vote for election of management’s nominees as directors and for ratification of the auditors at the annual meeting of stockholders scheduled for June 18, 2009.

Item 7.	Material to Be Filed as Exhibits
None.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
June 8, 2009

/s/ Harriet L. Robinson
Harriet L. Robinson